                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*
                                       -------

            GREASE MONKEY HOLDING CORPORATION, A UTAH corporation
           --------------------------------------------------------
                                (Name of Issuer)

                               Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  389900 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

             Brownlie, Wallace, Armstrong and Bander Exploration
                        475 Seventeenth St., Ste. 1300
                                 Denver, CO 80202
                                  (303) 295-0565
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

CUSIP No. 389900 10 1                 13D                 Page  2  of     Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     First of September Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Colorado
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:              Grease Monkey Holding Corporation,
                             a Utah corporation

NAME OF REPORTING PERSON:    First of September Corporation


ITEM 1.  SECURITY AND ISSUER.

(a)  $0.03 Par Value Common Stock
(b)  Grease Monkey Holding Corporation
     216 Sixteenth Street, Suite 1100
     Denver, Colorado 80202

ITEM 2.  IDENTITY AND BACKGROUND.

     Information regarding First of September Corporation, a Reporting Person herein:

(a)  First of September Corporation, a Colorado corporation
(b)  Brownlie Wallace Armstrong and Bander Exploration
     475 Seventeenth Street, Suite 1300
     Denver, Colorado 80202
(c)  Private Company that invests in various entities
     Brownlie Wallace Armstrong and Bander Exploration
     475 Seventeenth Street, Suite 1300
     Denver, Colorado 80202
(d)  No
(e)  No
(f)  Colorado


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) First of September Corporation is surrendering all of its certificates representing 1,459,432 shares of $0.03 par value common stock of Issuer, 3,740 shares of Class C Preferred Stock of Issuer that are convertible into 149,598 shares of common stock and warrants representing the right to purchase 500,000 shares of Issuer's $0.03 par value common stock to the Issuer, duly endorsed in blank for transfer, with a request that Issuer issue certificates to each of the shareholders of First of September Corporation in accordance with that certain Liquidation and

     Dissolution Agreement of First of September Corporation with an effective date of June 30, 1997 ("Liquidation Agreement").

(b)  No part of the sales price is or will be represented by borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transfer of the securities of the issuer is to complete the liquidation and dissolution of First of September Corporation.
(a) - (j)     N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Effective June 30, 1997, Rex L. Utsler, Jerry D. Armstrong, J. H. Bander, Ray O. Brownlie, and James B. Wallace previously named as Reporting Persons no longer retain any ownership interest in the Issuer as beneficial owners of shares attributable to First of September Corporation and First of September Corporation no longer retains any ownership interest in the Issuer due to the transfer of its shares to each of the individual shareholders in accordance with the terms of the Liquidation Agreement. The individual shareholders will file individual Amendment Nos. 7 to Schedule 13D reporting their respective ownership interests in Issuer.

     Effective May 23, 1997, First of September Corporation authorized the transfer of 20,002 shares of $0.03 par value common stock of Issuer to a minority shareholder.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In accordance with the terms of the Liquidation Agreement which had an effective date of June 30, 1997, First of September Corporation was dissolved and all of First of September Corporation's ownership interest in the Issuer was transferred to the individual shareholders.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     EXHIBIT A. The Liquidation and Dissolution Agreement of First of September Corporation.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


June 30, 1997
-------------------                    FIRST OF SEPTEMBER CORPORATION
Date


                                       By: /s/ Rex L. Utsler
                                          -----------------------------------
                                          Rex L. Utsler
                                          Its President

                     LIQUIDATION AND DISSOLUTION AGREEMENT
                       OF FIRST OF SEPTEMBER CORPORATION


    This Liquidation and Dissolution Agreement of First of September Corporation ("Agreement") dated as of June 4, 1997, to be effective as of the Closing Date, as hereafter defined, by and between First of September Corporation, a Colorado corporation ("Corporation") and the shareholders consisting of Rex L. Utsler ("Utsler"), Ray O. Brownlie ("Brownlie"), James
B. Wallace ("Wallace"), Jerry D. Armstrong ("Armstrong"), and J. H. Bander ("Bander"). Utsler, Brownlie, Wallace, Armstrong, and Bander are hereinafter referred to individually as "Shareholder" and collectively as "Shareholders."

                                    RECITALS

    (a) The directors and Shareholders of the Corporation have determined that it is in the best interests of the Corporation to effect a complete liquidation and dissolution of the Corporation in accordance with the provisions of the Colorado Corporation Code.

    (b) The directors and Shareholders of the Corporation have met and have unanimously adopted a resolution approving this Agreement, authorizing its execution, and directing the officers to fulfill the Corporation's obligations hereunder.

                                   AGREEMENT

    NOW, THEREFORE, the parties hereto agree as follows:

    1. DETERMINATION OF SHAREHOLDERS' INTERESTS. The proportionate interests of the Shareholders in the assets of the Corporation shall be fixed on the basis of present ownership of the issued and outstanding shares of the Corporation (the "Ownership Interest"). The Corporation has issued and outstanding 309,250 common shares of stock which are owned by the Shareholders as follows:

                                    Percent of Ownership
    Shareholder         Shares         In Corporation
    -----------         ------      --------------------

    Utsler              89,250             28.860%
    Brownlie            55,000             17.785%
    Wallace             55,000             17.785%
    Armstrong           55,000             17.785%
    Bander              55,000             17.785%

    2. SURRENDER OF SHARES. Effective as of the close of business on June 30, 1997 ("Closing Date"), each Shareholder shall surrender to the Corporation the certificate representing the Corporation's shares owned by him. Each certificate shall be duly endorsed in blank for transfer. Such surrender shall take place at the Closing hereinafter provided for.

    3. ACCEPTANCE OF SHARES. The Corporation shall accept the surrender of the shares of the Shareholders for cancellation and shall pay for such shares as hereinafter provided.

    4. LIQUIDATION PRICE. The liquidation price to be paid for the shares of each Shareholder shall be the amount of $2.15 per share, which represents the revised fair market value of the Corporation's assets ("FMV of Assets") as of January 1, 1997 ("Valuation Date") of $1,564,318, less payables of $900,239 as determined by the Corporation's accountant and as shown on the balance sheet attached hereto as Exhibit A. The liquidation price shall be paid by the Corporation as provided in Paragraph 9 below.

    5. SURRENDER OF SHARES OF STOCK. Prior to the Closing, the Corporation shall surrender its certificates representing shares of $0.03 par value common stock of Grease Monkey Holding Corporation, a Utah corporation ("Grease Monkey"), of Class C Preferred Stock of Grease Monkey, of warrants representing the right to purchase Grease Monkey $0.03 par value common stock, and of common stock of Continental Ozark Holding, Inc., an Arkansas corporation ("Continental Ozark") to Grease Monkey and Continental Ozark, respectively, duly endorsed in blank for transfer, with a request that Grease Monkey and Continental Ozark, respectively, issue certificates to each of the Shareholders representing those shares of stock and warrants of Grease Monkey and shares of stock of Continental Ozark to be delivered to the Shareholders pursuant to Paragraph 9 of this Agreement.

    6. ASSUMPTION OF CNB LOAN. Each Shareholder shall assume his proportionate share equal to his Ownership Interest of the $900,000 revolving line of credit ("CNB Loan") extended to the Corporation on September 6, 1996 by Colorado National Bank ("CNB"), and each Shareholder shall execute and deliver at the Closing a promissory note in the principal amount set forth below, made payable to CNB, and any other documents required by CNB in connection therewith, each in form and substance satisfactory to CNB (collectively, "Replacement CNB Loan"). The foregoing documents to be executed and delivered by the Shareholders with respect to the Replacement CNB Loan are hereinafter referred to collectively as the "Replacement Loan Documents." Each Shareholder shall execute and deliver to CNB a promissory note in the principal amount as follows:

    Shareholder         CNB Replacement Loan Amount
    -----------         ---------------------------

    Utsler                       $259,740
    Brownlie                     $160,065
    Wallace                      $160,065
    Armstrong                    $160,065
    Bander                       $160,065

    Upon execution and delivery of the Replacement Loan Documents to CNB, CNB shall deliver to the Corporation the original promissory note in the amount of $900,000 marked "paid in full" as well as any other releases required in connection with the CNB Loan.

    7. ASSUMPTION OF LION OIL LETTER OF CREDIT. Each Shareholder shall assume his proportionate share of the $500,000 letter of credit issued by CNB for the account of Lion Oil Company, an Arkansas corporation ("Lion Oil"), naming The First National Bank of Chicago as beneficiary ("Lion Oil Letter of Credit"), by obtaining replacement letters of credit ("Replacement Letters of Credit") in the amounts set forth below for the account of Lion Oil, naming The First National Bank of Chicago as beneficiary, and shall execute and deliver at or prior to the Closing letter of credit applications, reimbursement agreements, and/or any other documents required by CNB in connection therewith, each in form and substance satisfactory to CNB. The face amount of each Replacement Letter of Credit with respect to each Shareholder shall be as follows:

                                  Amount of
    Shareholder         Replacement Letters of Credit
    -----------         -----------------------------

    Utsler                       $ 144,300
    Brownlie                     $  88,925
    Wallace                      $  88,925
    Armstrong                    $  88,925
    Bander                       $  88,925

The foregoing documents to be executed and delivered by the Shareholders with respect to the Replacement Letters of Credit are hereinafter referred to collectively as the "Replacement Letter of Credit Documents." Upon execution and delivery of the Replacement Letter of Credit Documents, the First National Bank of Chicago shall execute and deliver to Corporation a release of the Corporation with respect to the Lion Oil Letter of Credit.

    8. INCREASED LIABILITY FOR NORTHERN PLAZA LOAN. Brownlie, Wallace, Armstrong, Bander, and the Corporation are general partners of Northern Plaza Partnership, a Colorado general partnership ("Partnership"). On May 15, 1996, CNB made an unsecured $2,300,000 loan to the Partnership and its general partners ("Northern Plaza Loan"). The general partners' liability to CNB as co-makers of the Northern Plaza Loan is limited to their respective partnership interests in the Partnership. In connection with the stock liquidation pursuant to this Agreement, the Corporation shall assign to each Shareholder (including Utsler) a portion of its partnership interest in the Partnership (collectively "Assignments").

Each Shareholder's portion of the Corporation's partnership interest in the Partnership after the execution of the Assignments shall be as follows:

    Shareholder         Partnership Interest
    -----------         --------------------

    Utsler                    6.187%
    Brownlie                  3.812%
    Wallace                   3.812%
    Armstrong                 3.812%
    Bander                    3.812%

Each Shareholder acknowledges and agrees that his liability to CNB as a co-maker of the Northern Plaza Loan will increase to a percentage equal to his partnership interest in the Partnership after the Assignments. The Shareholders and the Corporation shall execute and deliver to CNB at the Closing an amendment to the Business Loan Agreement governing the Northern Plaza Loan to reflect addition of Utsler as general partner, the adjustment of the remaining Shareholders' partnership interests in the Partnership as a result of the Assignments and releasing the Corporation from any liability with respect to the Northern Plaza Loan ("Northern Plaza Loan Amendment"). The Shareholders, the Corporation, and the other general partners of the Partnership shall at the Closing enter into an amendment to the partnership agreement of the Partnership to adjust the general partners' partnership interests in the Partnership to, among other things, reflect the Assignments ("Partnership Agreement Amendment").

    9. METHOD OF PAYMENT. The liquidation price shall be paid by the Corporation to the Shareholders at the Closing by making a distribution in kind of the assets of the Corporation to each Shareholder in an amount equal to his Ownership Interest in the Corporation as follows:

         (a) CASH PAYMENTS. Each Shareholder shall be entitled to receive an amount which is equal to each Shareholder's Ownership Interest in the revised fair market value of assets as of the Valuation Date, consisting of cash, mutual funds payable, and accounts receivable of $203,386 less $239 for accounts payable (collectively "Cash Payments"). The Corporation shall deliver to each Shareholder a check reflecting the Cash Payments in the amounts set forth below:

    Shareholder           Cash Payments
    -----------           -------------

    Utsler                  $58,627
    Brownlie                $36,130
    Wallace                 $36,130
    Armstrong               $36,130
    Bander                  $36,130

         (b) SHARES OF STOCK AND WARRANTS. By delivery of the following shares of stock and warrants (collectively "Shares"):

              (1) Each Shareholder shall be entitled to receive a stock certificate issued in the name of the Shareholder, representing the number of shares equal to each Shareholder's Ownership Interest in the Corporation's 1,459,432 shares of $0.03 par value common stock of Grease Monkey, valued at $612,961 on the Valuation Date. The number of shares of Grease Monkey common stock and the value of such stock with respect to each Shareholder's Ownership Interest is as follows:

                          Shares of
                        Grease Monkey          Value
    Shareholder         Common Stock         of Shares
    -----------         -------------        ---------

    Utsler                421,192             $176,901
    Brownlie              259,560             $109,015
    Wallace               259,560             $109,015
    Armstrong             259,560             $109,015
    Bander                259,560             $109,015

              (2) Each Shareholder shall be entitled to receive a stock certificate issued in the name of the Shareholder, representing the number of shares equal to each Shareholder's Ownership Interest in the Corporation's 3,740 shares of Class C preferred stock of Grease Monkey, valued (along with accrued dividends) at $72,845 on the Valuation Date. The number of shares Class C preferred stock, the number of shares of common stock underlying these shares of preferred stock plus accrued dividends, and the valuation of these shares of common stock with respect to each Shareholder's Ownership Interest in the Class C shares of preferred stock of Grease Monkey is as follows:

                                       SHARES OF
                                      COMMON STOCK       VALUE OF CLASS C
                SHARES OF CLASS C   UNDERLYING CLASS C      SHARES OF
  SHAREHOLDER    PREFERRED STOCK     PREFERRED STOCK     PREFERRED STOCK
  -----------   -----------------   ------------------   ----------------
Utsler             1,079.36             50,056              $21,023
Brownlie             665.16             30,846              $12,956
Wallace              665.16             30,846              $12,956
Armstrong            665.16             30,846              $12,956
Bander               665.16             30,846              $12,956

              (3) Each Shareholder shall be entitled to receive a warrant issued in the name of the Shareholder, representing the right to purchase shares of $0.03 common stock of Grease Monkey equal to each Shareholder's Ownership Interest in the Corporation's right to purchase 500,000 shares of common stock of Grease Monkey at an exercise price of $1.50 per share, valued at $0 on the Valuation Date as follows:


    SHAREHOLDER         WARRANT
    -----------         -------

    Utsler              144,300
    Brownlie             88,925
    Wallace              88,925
    Armstrong            88,925
    Bander               88,925

              (4) Each Shareholder shall be entitled to receive a stock certificate issued in the name of the Shareholder representing the number of shares equal to each Shareholder's Ownership Interest in 125 shares of common stock of Continental Ozark valued at $675,000 on the Valuation Date. The number of shares of Continental Ozark stock and the value of such stock with respect to each Shareholder's Ownership Interest is as follows:

                         SHARES OF
                      CONTINENTAL OZARK      VALUE
    SHAREHOLDER         COMMON STOCK        OF SHARES
    -----------         ------------        ---------

    Utsler                  36.08            $194,805
    Brownlie                22.23            $120,049
    Wallace                 22.23            $120,049
    Armstrong               22.23            $120,049
    Bander                  22.23            $120,049

         (c) ASSIGNMENTS OF PARTNERSHIP INTEREST. By delivery of an assignment of partnership interest by the Corporation to each of the Shareholders (collectively "Assignments of Partnership Interest") of an amount which is equal to each Shareholder's Ownership Interest in the Corporation's
21.435 percent interest in the Partnership which is set forth below:

    SHAREHOLDER              PARTNERSHIP INTEREST
    -----------              --------------------

    Utsler                          6.187%
    Brownlie                        3.812%
    Wallace                         3.812%
    Armstrong                       3.812%
    Bander                          3.812%


    10. FILING OF AMENDMENT TO SCHEDULE 13D. Each Shareholder acknowledges that he shall be required to file an Amendment to Schedule 13D within 10 days after his acquisition of the Shares consisting of Grease Monkey common stock, preferred stock and warrants pursuant to Paragraph 9 of this Agreement.

    11. AUTHORIZATION FOR CORPORATE ACTION. At or prior to the Closing, a joint meeting of the Corporation's shareholders and directors shall be called at which all of the shareholders of the Corporation shall vote in favor of the following:

         (a) the ratification of this Agreement and a direction to the officers of the Corporation that the terms hereof be fulfilled;

         (b) a resolution authorizing the liquidation and dissolution of the Corporation pursuant to this Agreement and the execution and filing of all necessary certificates with the Secretary of State to accomplish such dissolution; and

         (c) all other resolutions that counsel for the Corporation may deem advisable in order to carry out the purposes and intent of this Agreement.

    All resolutions and documents shall meet with the approval of counsel for the Shareholders.

    12.  REPRESENTATIONS OF SHAREHOLDERS.   Each Shareholder represents and
warrants as follows: (a) that he is the sole owner of the shares of the Corporation to be redeemed by him hereunder, (b) that all of such shares are free and clear of liens or encumbrances of any kind, and (c) that he is free to make the transfer to the Corporation without restriction or qualification.

    13. REPRESENTATIONS OF THE CORPORATION. The Corporation represents and warrants that the cancellation of its shares pursuant to this Agreement is not in violation of any corporate or other law to which it is subject.

    14.  CLOSING.

         (a) Whenever in this Agreement reference is made to the "Closing," it shall mean the closing to be held at the office of counsel for the Shareholders at 10:00 a.m. on the Closing Date.

         (b) At the Closing, each Shareholder shall execute and deliver to the Corporation the following:

              (1) his certificates representing shares in the Corporation, duly endorsed in blank for transfer, together with all necessary transfer stamps;

              (2)  the Replacement Loan Documents to which he is a party;

              (3) the Replacement Letter of Credit Documents to which he is a party;

              (4)  the Northern Plaza Loan Amendment;

              (5)  the Assignment to which he is a party; and

              (6)  the Partnership Agreement Amendment.

         (c) At the Closing, the Corporation shall execute and/or deliver to the Shareholders the following:

              (1)  the Cash Payments;

              (2)  the Shares;

              (3)  the Assignments; and

              (4)  the Partnership Agreement Amendment.

    15. CESSATION OF BUSINESS. After the Closing, the Corporation shall not engage in any business activities, except for the purpose of preserving the value of its assets, adjusting and winding up its business and affairs, and distributing its assets in accordance with this Agreement.

    16. ADDITIONAL DOCUMENTS. The Corporation and each Shareholder shall execute all additional instruments that may be reasonably required by counsel for the Corporation and for the Shareholders in order to carry out the purposes and intent of this Agreement and to fulfill the obligations of the Corporation and the Shareholders hereunder.

    17. NOTICES. All notices, certifications, and other documents required to be given to a Shareholder shall be deemed to have been properly delivered if given to such Shareholder at his address for notices given below.

    18. MODIFICATION. This Agreement may not be modified or terminated orally and no modification, termination, or attempted waiver shall be valid unless in writing and signed by the party against whom the same is sought to be enforced.

    19. BINDING EFFECT. This Agreement shall bind and inure to the benefit of the parties hereto, their personal representatives, successors, and assigns.

    20. ENTIRE AGREEMENT. This Agreement supersedes all prior agreements between the parties relating to its subject matter. There are no other understandings or agreements between them concerning the subject matter.

    21. NON-WAIVER. No delay or failure by a party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

    22. HEADINGS. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

    23. GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of Colorado.

    24. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the day and year first set forth above.

Corporate Seal                         FIRST OF SEPTEMBER CORPORATION,
Attest:                                a Colorado corporation



By: /s/ TERRY A. AMALFITANO            By: /s/ REX L. UTSLER
    ------------------------------         ------------------------------
      Terry A. Amalfitano, Secretary         Rex L. Utsler, President


                                       /s/ RAY O. BROWNLIE
                                       ----------------------------------
                                       Ray O. Brownlie

                                       Address for Notices:

                                       Brownlie, Wallace, Armstrong and
                                       Bander Exploration
                                       475 Seventeenth Street, Suite 1300
                                       Denver, Colorado 80202


                                       /s/ JAMES B. WALLACE
                                       ----------------------------------
                                       James B. Wallace

                                       Address for Notices:

                                       Brownlie, Wallace, Armstrong and
                                       Bander Exploration
                                       475 Seventeenth Street, Suite 1300
                                       Denver, Colorado 80202

                                       /s/ JERRY D. ARMSTRONG
                                       ----------------------------------
                                       Jerry D. Armstrong

                                       Address for Notices:

                                       Brownlie, Wallace, Armstrong and
                                       Bander Exploration
                                       475 Seventeenth Street, Suite 1300
                                       Denver, Colorado 80202


                                       /s/ J. H. BANDER
                                       ----------------------------------
                                       J. H. Bander

                                       Address for Notices:

                                       Brownlie, Wallace, Armstrong and
                                       Bander Exploration
                                       475 Seventeenth Street, Suite 1300
                                       Denver, Colorado 80202


                                       /s/ REX L. UTSLER
                                       ----------------------------------
                                       Rex L. Utsler

                                       Address for Notices:

                                       7564 South Salida Court
                                       Aurora, CO 80016

                                      EXHIBIT A
                                          TO
                        LIQUIDATION AND DISSOLUTION AGREEMENT
                          OF FIRST OF SEPTEMBER CORPORATION


                         Balance Sheet dated January 1, 1997

                                       Attached

First September Corporation
Liquidation
1997

                                                    Brownlie,
                                                     Wallace,
                                          FMV       Armstrong &
                                         1/1/97       Bander         Utsler
                                          FOSC      17.785 each      28.86

Cash                                       7,305         1,299         2,108
Mutual Funds-CNB                         196,029        34,864        56,574
Other Accounts Receivable                     52             9            15

    Total Current Assets                 203,386        36,172        58,697

Investment in GMHC (1,459,432 SH)        612,961       109,015       176,901
Investment in GMHC preferred stock        62,832        11,175        18,133
Preferred stock dividend receivable       10,013         1,781         2,890
Warrants- GMHC ($1.50 per share)               0             0             0
Investment in Cont. Ozark Holding        675,000       120,049       194,805

    Total Assets                       1,564,192       278,192       451,426

Accounts Payable                             239            43            69
Line Payable - Bank of Denver                  0             0             0
Long Term Credit Line Payable-CNB        900,000       160,065       259,740

    Total Liabilities                    900,239       160,108       259,809

Stockholders' Equity:

Common Stock, 309,250 SH o/s              34,300         6,100         9,899
Additional Paid-In Capital                70,200        12,485        20,260
Retained Earnings                      1,954,079       347,533       563,947

Less cost of treasury stock             (514,250)      (91,459)     (148,413)

    Total Stockholders' Equity         1,544,329       274,659       445,693

Net Difference cost vs FMV              (880,376)     (156,575)     (254,076)

          Total Liabilities & SE       1,564,192       278,192       451,426



SHARES OF STOCK:

CONTINENTAL OZARK                            125         22.23         36.08
GREASE MONKEY COMMON                   1,459,432       259,560       421,192
GREASE MONKEY PREFERRED                  173,440        30,846        50,056